U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                    For Period  Ended:  DECEMBER 31, 1999

                    [ ]  Transition Report on Form 10-K
                    [ ]  Transition Report on Form 20-F
                    [ ]  Transition  Report on Form 11-K
                    [ ]  Transition Report on Form  10-Q
                    [ ]  Transition  Report on Form N-SAR

                    For the Transition Period Ended:
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     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                          LATIN AMERICAN CASINOS, INC.
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Full Name of Registrant
                                       N/A
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Former Name if Applicable

                             2000 N.E. 164TH STREET
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Address of Principal Executive
 Office (Street and Number)

                          NORTH MIAMI BEACH, FL 33162
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  |  (a) The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense.
     |
[X] | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifteenth calendar day following the prescribed due date; and
     |
[ ]  |  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c) has been attached if applicable.
     |
     |

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PART III - NARRATIVE
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     The Registrant's ability to provide information for the annual audit has been impacted by the recent deaths of both the Company's Chief Executive Officer and Founder and the Company's Chief Financial Officer. As a result, there have been delays in obtaining financial information from its foreign subsidiaries, which has delayed the completion of the audit.

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PART IV - OTHER INFORMATION
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     (1) Name and telephone number of person to contact to this notification

Jeffrey A. Felder                              305             945-9300
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(Name)                                      (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The new management team of the Company, following the death of both its founder and its Chief Financial Officer, initiated a review of the Company's operations on a country-by-country basis. The review has resulted in a significant reduction in operations in Columbia and significant changes to the operations in Peru. In addition, because of political factors and government-mandated obsolescence, it has become necessary to restate the value of the Company's gaming equipment. The Company has also revalued its cigar products to reflect slower than anticipated sales and revalued its Miami real estate to reflect current market conditions. The total amount of the charge-offs are expected to aggregate $1.5 million and, as a result, losses from operations for the year ended December 31, 1999 are expected to be $1.5 million or $.46 per share.

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                          LATIN AMERICAN CASINOS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2000             By: /s/ JEFFREY A. FELDER
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                                 Name:   Jeffrey A. Felder
                                 Title:  President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.